FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 3rd day of November, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	November 3rd, 2005	By:	/s/ Michal Rimon
Assistant General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor, CFO Elana Holzman, Director of IR	Jeff Corbin / Lee Roth KCSA
972-9-764-6737	212-682-6300
Ronit.Maor@m-systems.com / Elana.Holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems Reports Record Revenues and EPS for
Third Quarter 2005

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Quarterly Revenues Grew by More than 50% Year-over-Year to $133 Million and Earnings Per Share More than Doubled to $0.34

KFAR-SABA, Israel, November 3, 2005 - M-Systems (Nasdaq:  FLSH) today announced financial results for the third quarter ended September 30, 2005.

For the third quarter of 2005, revenues were $132.6 million, representing an increase of 25 percent compared to revenues of $105.7 million for the second quarter of 2005 and an increase of 55 percent compared to revenues of $85.7 million for the third quarter of 2004.  Gross margins for the third quarter of 2005 were 24.8 percent, similar to the second quarter of 2005, and slightly higher than gross margins of 24.5 percent in the third quarter of 2004.

For the third quarter of 2005, net income was $13.9 million, compared to net income of $7.6 million in the second quarter of 2005, and $6.1 million in the third quarter of 2004.  Earnings per share on a fully diluted basis for the third quarter of 2005 were $0.34, representing an increase of 79 percent compared to earnings per share of $0.19 for the second quarter of 2005 and an increase of 113 percent compared to earnings per share of $0.16 for the third quarter of 2004.

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Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said:  "Our results for the third quarter continue our trend of significant top and bottom line growth, both sequentially and on a year-over-year basis.  Our performance during the quarter was driven by continued strength across each of the end markets in which we operate."

He continued, "During the quarter we took steps to further solidify our foundation for long term growth.  Our agreement with Hynix is expected to provide us with improved purchasing terms and will broaden our component supply options.  As part of our expanded relationship, we are also developing a DiskOnChip embedded flash drive (EFD) for the mobile market with Hynix. Adding Hynix as an additional source for our DiskOnChip EFD will better enable us to meet the demand of handset vendors for secure, reliable, high density embedded storage in the fast-growing multimedia handset market.  In addition to Hynix, we are engaged in dialogue with various other flash vendors and continue to explore opportunities to expand our supply sources as well as cooperate with flash vendors to bring new products and technologies to our different end markets."

Mr. Moran concluded, "Continued strong performance in our target markets, coupled with the strategic initiatives we have undertaken, position us for continued success in the fourth quarter and beyond.  End market demand is growing at a remarkable pace, with new technological requirements, such as increased capacity and security in mobile handsets, continually emerging. We believe our value-added technology, strong IP, solid market position and partnerships with industry leaders will enable us to capitalize on the multitude of opportunities that lie ahead.

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We are increasing our full year 2005 guidance, which previously called for revenues of at least $450 million and earnings per share at or above $1.00, to revenues of at least $490 million and earnings per share of approximately $1.08. Our revised guidance is indicative of the strong demand for our products in our end markets.  With our excellent team, strong core group of products and additional planned initiatives, we believe that we have a sound platform for continued growth and profitability."

Following the earnings announcement, M-Systems will host a conference call at 10:00 a.m. EST. The call will be available live on the Internet at www.m-systems.com and www.kcsa.com. Following the call, the webcast will be archived for a period of 90 days.

A replay of the call will be available beginning at approximately 12:00 p.m. EST, November 3, 2005, until November 10, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 6593924.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products and MegaSIM(TM) technology.  M-Systems also sells data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,		Year Ended December 31,
	2005	2004	2005	2004	2004
	Unaudited		Unaudited

Revenues*	$132,592	$85,725	$334,203	$233,462	$347,551
Costs and expenses:
Cost of goods sold	99,698	64,715	251,586	175,477	264,799
Research and development, net	10,482	6,670	27,867	17,276	24,834
Selling and marketing**	8,153	7,620	25,221	23,346	31,077
General and administrative	2,650	1,626	8,657	4,715	6,771
Total costs and expenses	120,983	80,631	313,331	220,814	327,481
Operating income	11,609	5,094	20,872	12,648	20,070
Financial and other income, net	2,281	1,017	6,759	2,541	4,080
Net income	$13,890	$6,111	$27,631	$15,189	$24,150
Basic net earnings per share	$0.38	$0.17	$0.77	$0.45	$0.71
Diluted net earnings per share	$0.34	$0.16	$0.69	$0.42	$0.66
Weighted average number of shares used in computing basic net earnings per share	36,246,109	35,116,012	36,011,603	33,831,516	34,195,642
Weighted average number of shares used in computing diluted net earnings per share	41,898,049	37,315,848	40,692,177	36,509,737	36,823,118

(*) Revenues include license fees and royalties and income generated from a venture, accounted for under the equity method, are as follows:  for the three months ended September 30, 2005 and September 30, 2004, $7,390 and $12,910, respectively; for the nine months ended September 30, 2005 and September 30, 2004, $21,100 and $24,802, respectively; and for the twelve months ended December 31, 2004, $36,853.

(**) Selling and marketing expenses for the three months and the nine months ended September 30, 2005, include equity losses generated from U3, in the amounts of $583 and $1,795.

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2005	2004	2004
	Unaudited
ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$309,142	$162,446	$174,713
Trade receivables	63,470	33,319	41,503
Other accounts receivable and prepaid expenses	6,943	3,608	3,962
Inventories	51,426	79,061	56,160
Severance pay funds	4,333	2,870	3,397
Long-term investments and long-term receivables	14,503	18,406	20,171
Property and equipment, net	24,291	19,561	20,203
Other assets and deferred charges, net	2,201	1,731	1,340
Total assets	$476,309	$321,002	$321,449
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$67,513	$25,337	$25,515
Deferred revenues	5,514	19,572	4,625
Other accounts payable and accrued expenses	24,575	17,779	21,493
Total current liabilities	97,602	62,688	51,633

Long-term liabilities:
Convertible Senior Notes	71,353	-	-
Excess of losses over investment in equity method investee	1,793	-	-
Accrued severance pay and other long-term liabilities	6,131	4,412	4,751
Total long-term liabilities	79,277	4,412	4,751
SHAREHOLDERS` EQUITY
Share capital	10	10	10
Additional paid-in capital	303,952	294,894	297,096
Other comprehensive loss	(122)	-	-
Accumulated deficit	(4,410)	(41,002)	(32,041)
Total shareholders' equity	299,430	253,902	265,065
Total liabilities and shareholders' equity	$476,309	$321,002	$321,449

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